Exhibit 99.1

Form 51 – 102F3

Material Change Report

1.	Name and Address of Company

TFI International Inc.

8801 Trans-Canada Hwy

Suite 500

Saint-Laurent, Québec H4S 1Z6

2.	Date of Material Change

May 5, 2021.

3.	News Release

TFI International Inc. (“TFI International”) issued a press release with respect to the material change described below on April 30, 2021 via Globe Newswire.

4.	Summary of Material Change

TFI International completed its acquisition of UPS Freight, the less-than-truckload (“LTL”) and dedicated truckload (“TL”) divisions of United Parcel Service, Inc. (NYSE: UPS), for US $800 million on a cash-free, debt-free basis before working capital and other adjustments.

5.	Full Description of Material Change
5.1.	Full Description of Material Change

TFI International completed its acquisition of UPS Freight, the LTL and dedicated TL divisions of United Parcel Service, Inc. (NYSE: UPS), for US $800 million on a cash-free, debt-free basis before working capital and other adjustments. Approximately 90% of the acquired business will operate independently within TFI International’s LTL business segment under its new name, “TForce Freight”, while acquired dedicated TL assets will join TFI International’s TL business segment.

5.2.	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The executive officer who can answer questions regarding this report is Mr. Alain Bédard, Chairman, President and Chief Executive Officer of TFI International. Mr. Bédard can be reached at (647) 729 4079.

9.	Date of Report

May 5, 2021.